State Street Master Funds
P.O. Box 5049
Boston, Massachusetts 02206
Via EDGAR Correspondence
September 30, 2011
Mr. Vince DiStefano
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	State Street Master Funds (the “Trust”) on behalf of each series (each a “Portfolio”) — File no. 811-09599
Dear Mr. DiStefano:
This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided via telephone conference on June 27, 2011 regarding Post Effective Amendment Number 14 to the Trust’s registration statement on Form N-1A (the “PEA Filing”), filed with the SEC on April 29, 2011. For your convenience, we have summarized each comment below and provided the responses of the Trust:
1.	Comment: As required by Item 5(b) of Form N-1A, provide the name, title and length of service of the portfolio managers for the State Street Equity 500 Index Portfolio, State Street Equity 400 Index Portfolio, State Street Equity 2000 Index Portfolio, State Street Aggregate Bond Index Portfolio, State Street Limited Duration Bond Portfolio and State Street Short-Term Tax Exempt Bond Portfolio (the “Equity and Fixed Income Portfolios”).

Response: The change will be made as requested for those Equity and Fixed Income Portfolios that are operational in the Trust’s next annual update to its registration statement (the “2012 Annual Update”).

2.	Comment: In the section entitled “Principal Investment Strategies” for each of the State Street Money Market Portfolio, State Street Tax Free Money Market Portfolio, State Street U.S. Government Money Market Portfolio, State Street Treasury Money Market Portfolio and State Street Treasury Plus Money Market Portfolio (the “Money Market Portfolios”), please revise the disclosure to reflect the recently amended requirements of Rule 2a-7.

Response: The Trust provides the following disclosure under the section entitled “Principal Investment Strategies” related to the Money Market Portfolios’ regulatory obligations:
The Portfolios invest in accordance with regulatory requirements applicable to money market funds, which require, among other things, the portfolio to invest only in debt obligations of high quality and with short maturities, to limit the level of investment in any single issuer, and to maintain a high level of portfolio liquidity.
The Trust believes that this disclosure is responsive to Item 9.

3.	Comment: In Part A for the Equity and Fixed Income Portfolios, the Limited Duration Bond Portfolio and the Short-Term Tax-Exempt Bond Portfolio each contain a section entitled “Additional Information About Non-Principal Investment Strategies and Risks”. Please confirm that the heading is correctly labeled and the risks correspond to the heading.

Response: The Trust uses the heading “Other Investment Considerations and Risks” for the other Equity and Fixed Income Portfolios and will use this heading for the Limited Duration Bond Portfolio and the Short-Term Tax-Exempt Bond Portfolio, replacing the heading “Additional Information About Non-Principal Investment Strategies and Risks”. The Trust further confirms that the risks disclosed under the heading “Principal Risks of Investing in the Portfolio(s)” are indeed principal.

4.	Comment: On page 13 of the Money Market Portfolios’ Part A, there is a section entitled “Additional Information About the Portfolios’ Non-Principal Investment Strategies and Risks”. Where is the “initial information”?

Response: Because the Trust’s registration statement is only being filed under the 1940 Act, it is not required to provide responses to Items 1-4 of Form N-1A as described in General Instruction 2(b)(2). Thus, the description of the Portfolios’ investment objectives, strategies and related risks are only described in its Item 9 disclosures. In order to be clear, the Trust will remove the word “Additional” from the headings so as to not suggest that other disclosure is contained elsewhere.

5.	Comment: In the sections entitled “Principal Investment Strategies” and “Principal Risks of Investing” disclosures are provided related to the usage of derivatives by the Equity and Fixed Income Portfolios as part of their principal investment strategies. We remind the Trust that the SEC issued a letter on July 30, 2010 regarding each mutual fund’s disclosure obligations regarding derivatives. We ask that the Trust update the Equity and Fixed Income Portfolios’ disclosures regarding their respective expected investments in derivatives in a manner that is consistent with the Commission’s July 30, 2010 letter.

Response: With respect to the State Street Short-Term Tax Exempt Bond Portfolio, the Trust’s current registration statement does not indicate that derivatives will be used as part of the Portfolio’s principal investment strategy; therefore, assuming there are no relevant changes to that Portfolio’s principal investment strategy, no changes will be made to that Portfolio’s disclosure regarding derivatives usage in the 2012 Annual Update.

Assuming there are no relevant changes to the principal investment strategies of the other Portfolios, the Trust anticipates making substantially the following changes to its Item 9 disclosure regarding derivatives for the other Portfolios in the 2012 Annual Update:
State Street Equity 500 Index Portfolio

In addition, the Equity 500 Index Portfolio may at times purchase or sell futures contracts on the Index, or options on those futures, in lieu of investing directly in the stocks making up the Index. The Portfolio might do so from time to time, for example, in order to increase its investment exposure pending investment of cash in the stocks comprising the Index. The use of futures or options on futures may increase at times when there are large inflows into the Portfolio. Alternatively, the Portfolio might use futures or options on futures to reduce its investment exposure in situations where it intends to sell a portion of the stocks in its portfolio but the sale has not yet been completed. The Portfolio may ~~also~~ enter into other types of derivatives transactions at any time, including ~~the use of options or swap~~

~~transactions, to assist in attempting to replicate the performance of the Index~~ other types of options, swap transactions or other types of derivatives, although it did not do so to a significant extent during its last fiscal year. The Portfolio ordinarily does not use derivatives for the primary purpose of creating investment leverage.

State Street Equity 400 Index Portfolio

In addition, the Equity 400 Index Portfolio may at times purchase or sell futures contracts on the Index, or options on those futures, in lieu of investing directly in the stocks making up the Index. The Portfolio might do so from time to time, for example, in order to increase its investment exposure pending investment of cash in the stocks comprising the Index. The use of futures or options on futures may increase at times when there are large inflows into the Portfolio. Alternatively, the Portfolio might use futures or options on futures to reduce its investment exposure in situations where it intends to sell a portion of the stocks in its portfolio but the sale has not yet been completed. The Portfolio may ~~also~~ enter into other types of derivatives transactions at any time, including ~~the use of options or swap transactions, to assist in attempting to replicate the performance of the Index~~ other types of options, swap transactions or other types of derivatives, although it did not do so to a significant extent during its last fiscal year. The Portfolio ordinarily does not use derivatives for the primary purpose of creating investment leverage.

State Street Equity 2000 Index Portfolio

In addition, the Equity 2000 Index Portfolio may at times purchase or sell futures contracts on the Russell 2000 Index, or on securities, or options on those futures, in lieu of investing directly in the stocks making up the Index. The Portfolio might do so from time to time, for example, in order to increase its investment exposure pending investment of cash in the stocks comprising the Index or to reduce its investment exposure in situations where it intends to sell a portion of the stocks in its portfolio but the sale has not yet been completed. The ~~Portfolio may also~~ use of futures or options on futures may increase at times when there are large inflows into the Portfolio. The Portfolio may enter into other derivatives transactions at any time, including ~~the use of options or swap transactions, to assist in attempting to replicate the performance of the Index.~~ other types of options, swap transactions or other types of derivatives, although it did not do so to a significant extent during its last fiscal year. The Portfolio ordinarily does not use derivatives for the primary purpose of creating investment leverage.

State Street Aggregate Bond Index Portfolio

In addition, the Aggregate Bond Index Portfolio may at times purchase or sell futures contracts on fixed-income securities, or options on those futures, in lieu of investing directly in fixed-income securities themselves. The Portfolio may also purchase or sell futures contracts and options on the U.S. Aggregate Index (or other fixed-income securities indices), if and when they become available. The Portfolio might do so from time to time, for example, in order to adjust the ~~interest-rate sensitivity~~ attributes of the investment portfolio of the Portfolio to bring ~~it~~ them more closely in line with ~~that~~ those of the Index. It might also do so to increase its investment exposure pending investment of cash in the bonds comprising the Index or to reduce its investment exposure in situations where it intends to sell a portion of the securities in its portfolio but the sale has not yet been completed. The use of futures or options on futures may increase at times when there are large inflows into the Portfolio. The Portfolio may also enter into other derivatives transactions at any time, including ~~the use of~~

~~options or swap transactions, to assist in attempting to replicate the performance of the Index~~ other types of options, swap transactions or other types of derivatives, although it did not do so to a significant extent during its last fiscal year. The Portfolio ordinarily does not use derivatives for the primary purpose of creating investment leverage.

State Street Limited Duration Bond Portfolio

The Portfolio may also invest in derivative instruments, such as futures contracts, options, interest rate swaps, credit derivatives (such as credit default~~/credit~~ swaps), total return swaps and other structured investments, from time to time, although it did not do so to a significant extent during its last fiscal year. The Portfolio may invest in derivative instruments for any reason, but typically does so as a substitute for investments directly in securities, to adjust the sensitivity of the Portfolio’s portfolio of investments to changes in interest rates, or otherwise to increase the Portfolio’s investment return.
6.	Comment: Please confirm that the strategies and risks that you deem to be principal have been disclosed and organized accordingly with respect to the Portfolios.

Response: The Trust confirms that the strategies and risks that it has deemed to be principal for each Portfolio have been disclosed and organized accordingly.

7.	Comment: Please describe how the 65% basket indicated in the section entitled “Principal Investment Strategies” of State Street Limited Duration Bond Portfolio meets the requirements of Rule 35d-1.

Response: This Portfolio has not commenced operations. Assuming there are no relevant changes to the Portfolio’s name, the Trust will adjust the basket to 80% on or before the earlier of its commencement of operations or the 2012 Annual Update.

8.	Comment: Consider revising the section entitled “Investment Objective” for the State Street Short-Term Tax Exempt Bond Portfolio by replacing “municipal debt securities” with “municipal bond securities”.

Response: The Trust believes that the meaning of “municipal debt securities” is so similar to the meaning of “municipal bond securities” for Form N-1A disclosure purposes that the distinction between the two formulations, if any, does not warrant the cost and difficulty that would be involved with making the change in the Portfolio’s investment policy. The Trust believes that there is an extremely limited likelihood of investor confusion based on the Portfolio’s name and its investment policies.

9.	Comment: In the section entitled “Investment Restrictions” in the Statement of Additional Information, provide a clarification that the following sentence is not applicable to borrowings:
All percentage limitations on investments will apply at the time of the making of an investment and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of such investment.
Response: The Trust will revise the sentence as follows:
All percentage limitations (except the limitations related to borrowings) on investments will apply at the time of the making of an investment and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of such investment.
10.	Comment: Please confirm that the information provided under “Other Directorships Held by Trustees” contained in the Statement of Additional Information pursuant to the requirements of Item 17 is limited to those positions that have been held in the five years ended April 19, 2011.

Response: In its 2012 Annual Update, the Trust will revise the information contained in that column of the table in accordance with Instruction 4 to Item 17(a) of Form N-1A.
Please do not hesitate to contact the Trust at (617) 662-1742 if you have any questions concerning the foregoing.
Very truly yours,

/s/ David James David James
Secretary

EXHIBIT
September 30, 2011
Mr. Vince DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	State Street Master Funds (the “Trust”) on behalf of each series (each a “Portfolio”)
— File no. 811-09599
Dear Mr. DiStefano:
In connection with the PEA Filing, the Trust hereby acknowledges that:
•	the Trust is responsible for the adequacy and the accuracy of the disclosure in the PEA Filing;

•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the PEA Filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the PEA Filing; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.
We hope that the foregoing is responsive to your request made on June 27, 2011. Please do not hesitate to contact the Trust at (617) 662-1742 if you have any questions concerning the foregoing.
Very truly yours,

/s/ David James David James
Secretary